Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CommScope Holding Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20337X109

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20337X109	13D	Page 1 of 17 pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 2 of 17 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person CO

CUSIP No. 20337X109	13D	Page 3 of 17 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person CO

CUSIP No. 20337X109	13D	Page 4 of 17 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 5 of 17 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 6 of 17 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 7 of 17 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 8 of 17 pages

1	Names of Reporting Persons TC Group Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 9 of 17 pages

1	Names of Reporting Persons TC Group VII S1, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 10 of 17 pages

1	Names of Reporting Persons TC Group VII S1, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 11 of 17 pages

1	Names of Reporting Persons Carlyle Partners VII S1 Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,468,542
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,468,542

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,468,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.0%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 12 of 17 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 11, 2019 (as amended to date, the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of CommScope Holding Company, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Carlyle Group Management L.L.C.,
2)	The Carlyle Group Inc.,
3)	Carlyle Holdings I GP Inc.,
4)	Carlyle Holdings I GP Sub L.L.C.,
5)	Carlyle Holdings I L.P.,
6)	CG Subsidiary Holdings L.L.C.
7)	TC Group, L.L.C.,
8)	TC Group Sub L.P.,
9)	TC Group VII S1, L.L.C.,
10)	TC Group VII S1, L.P., and
11)	Carlyle Partners VII S1 Holdings, L.P. (“Carlyle Partners VII”).

Each of the Reporting Persons is organized in the state of Delaware.

The address of the principal business and principal office of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of The Carlyle Group Inc. are Kewsong Lee, Peter J. Clare, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Linda H. Filler, Lawton W. Fitt, James H. Hance, Jr., Mark S. Ordan, Derica W. Rice, Dr. Thomas S. Robertson, William J. Shaw and Anthony Welters (collectively, the “Directors”).

The executive officers of The Carlyle Group Inc. are Kewsong Lee, Chief Executive Officer, Curtis L. Buser, Chief Financial Officer, Peter J. Clare, Chief Investment Officer for Corporate Private Equity and Chairman of Americas Private Equity, Jeffrey W. Ferguson, General Counsel, Christopher Finn, Chief Operating Officer and Bruce M. Larson, Chief Human Resources Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: Linda H. Filler is the retired President of Retail Products, Chief Marketing Officer, and Chief Merchandising Officer at Walgreen Co.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group; Mark S. Ordan is Chief Executive Officer of Mednax; Derica W. Rice was the Executive Vice President of CVS Health and President of CVS Caremark, the pharmacy benefits management business of CVS Health, until February 2020; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; Anthony Welters is Founder, Chairman and CEO of CINQ Care Inc. and Executive Chairman of the BlackIvy Group, LLC; Kewsong Lee is Chief Executive Officer of The Carlyle Group Inc.; Peter J. Clare is the Chief Investment Officer for Corporate Private Equity and Chairman of Americas Private Equity of The Carlyle Group; Daniel A. D’Aniello is a Co-Founder and Non-Executive Chairman Emeritus of The Carlyle Group; David M. Rubenstein is a Co-Founder and Non-Executive Co-Chairman of The Carlyle Group; and William E. Conway is a Co-Founder and Non-Executive Co-Chairman of The Carlyle Group.

CUSIP No. 20337X109	13D	Page 13 of 17 pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 2:

From March 31, 2020 through June 30, 2022, Carlyle Partners VII acquired a total of 85,386 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) as a result of dividend payments from the Issuer on the Series A Preferred Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 246,729,772 shares of Common Stock outstanding (consisting of 207,261,230 shares of Common Stock outstanding as of April 25, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022, and 39,468,542 shares of Common Stock underlying the Series A Preferred Stock held of record by Carlyle Partners VII).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	0	0%	0	0	0	0
The Carlyle Group Inc.	39,468,542	16.0%	0	39,468,542	0	39,468,542
Carlyle Holdings I GP Inc.	39,468,542	16.0%	0	39,468,542	0	39,468,542
Carlyle Holdings I GP Sub L.L.C.	39,468,542	16.0%	0	39,468,542	0	39,468,542
Carlyle Holdings I L.P.	39,468,542	16.0%	0	39,468,542	0	39,468,542
CG Subsidiary Holdings L.L.C.	39,468,542	16.0%	0	39,468,542	0	39,468,542
TC Group, L.L.C.	39,468,542	16.0%	0	39,468,542	0	39,468,542
TC Group Sub L.P.	39,468,542	16.0%	0	39,468,542	0	39,468,542
TC Group VII S1, L.L.C.	39,468,542	16.0%	0	39,468,542	0	39,468,542
TC Group VII S1, L.P.	39,468,542	16.0%	0	39,468,542	0	39,468,542
Carlyle Partners VII S1 Holdings, L.P.	39,468,542	16.0%	0	39,468,542	0	39,468,542

Carlyle Partners VII is the record holder of 1,085,386 shares of Series A Preferred Stock, which are convertible into 39,468,542 shares of Common Stock, subject to adjustment as provided in the Certificate of Designations.

The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the sole member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Carlyle Partners VII.

CUSIP No. 20337X109	13D	Page 14 of 17 pages

(c)	Except as described in Item 3 and Schedule I to this Amendment No. 1, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)

Carlyle Group Management L.L.C. no longer holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., and therefore is no longer deemed to share beneficial ownership of the securities reported here.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney.

CUSIP No. 20337X109	13D	Page 15 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2022

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I GP SUB L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG SUBSIDIARY HOLDINGS L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC GROUP, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 20337X109	13D	Page 16 of 17 pages

TC GROUP SUB L.P.
By: TC Group, L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC GROUP VII S1, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC GROUP VII S1, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CARLYLE PARTNERS VII S1 HOLDINGS, L.P.
By: TC Group VII S1, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. 20337X109	13D	Page 17 of 17 pages

Schedule I

Series A Preferred Stock Dividend Payments

Date	Amount of Series A Preferred Stock Dividends Issued
March 31, 2020	13,750
June 30, 2020	13,939
September 30, 2020	14,130
December 31, 2021	14,325
March 31, 2022	14,521
June 30, 2022	14,721